

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2014

Via E-mail
Michael J. Mardy
Chief Financial Officer
Tumi Holdings, Inc.
1001 Durham Ave.
South Plainfield, NJ 07080

> **Re:** **Tumi Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-35495**

Dear Mr. Mardy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

General

1.   Please revise the Current Fiscal Year End field in the Company Data section of EDGAR to correctly reflect your fiscal year end.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35
Year ended December 31, 2013 compared with the year ended December 31, 2012, page 37
Operating income, page 38

2.   Your disclosures under Item 1 on page 3 and Note 15 on page F-28 indicate that
        operating income is a key financial measure that you use to allocate resources and
        evaluate segment performance. To enhance an investor's understanding of your results
        of operations, please expand your discussion in future filings to describe the underlying
        drivers for the changes in operating income between reporting periods for each segment.
        If there are multiple drivers that are responsible for the changes, please discuss and
        quantify the effect for each driver that you have identified.

        Please similarly disclose, with quantification, the business reasons for changes between
        periods in your non-allocated corporate expenses. Please provide your proposed
        revisions to the discussion of your results of operations for 2013 as compared to 2012 in
        your response.

Notes to Consolidated Financial Statements, page F-11
Note 1. Summary of Significant Accounting Policies, page F-11
Cooperative Advertising Costs, page F-16

3.   To the extent material, please expand your disclosure in future filings to provide the
        amounts of cooperative advertising costs that were recorded in cost of sales for all
        periods presented.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Craig Arakawa, Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining